

September 12, 2014

<u>Via E-mail</u>
SIG China Investments One, Ltd.
SIG Asia Investment, LLLP
One Commerce Center
1201 N. Orange Street, Suite 715
Wilmington, DE 19801

Re: Le Gaga Holdings Ltd.
Schedule 13E-3
Filed August 18, 2014, by Le Gaga Holdings Ltd., et al.
File No. 005-85878

To Whom it May Concern:

        We have reviewed the above-captioned filing and have the following comments. Some of our comments ask for additional information so we may better understand the disclosure.

        Please respond to this letter by amending the filing or by providing the requested information. If a belief is held that any of our comments do not apply under the current facts and circumstances or an amendment is appropriate, please advise us why in a response letter.

        After reviewing any amendment to the filing and the information provided in response to these comments, we may have additional comments.

<u>Schedule 13E-3</u>

1. The last sentence of narrative in the section titled "Introduction" indicates that "[n]o filing person, including the Company, is responsible for the accuracy of any information supplied by any other filing person." The use of such a disclaimer is inconsistent with the attestation that must accompany each filing person's signature on the Schedule 13E-3. Each filing person must certify that, to the best of their knowledge and belief, the information set forth in the schedule is true, complete and correct. See Exchange Act Rule 13e-100. Please revise to delete the reference.

2. In Exhibit 99(C)(2), the financial advisor asserts that reproduction, publication or dissemination of its fairness analysis "without prior approval of Duff & Phelps, LLC and its affiliates." Please disclose, if true, that such persons have consented: (1) to the reproduction, publication and dissemination of its analysis in connection with the Schedule 13E-3; and (2) the corresponding use of such analysis by security holders to inform their voting and investment decisions. Reconcile this disclaimer with the acknowledgment on slide 27 indicating this "Opinion" may be included in an SEC filing.

<u>Reasons for the Merger and Recommendation of the Special Committee and the Board of
Directors, page 35</u>

3. Item 1014(a) of Regulation M-A, by its terms, imposes an obligation upon the issuer to
    produce a fairness determination. At present, the Board of Directors has reached a
    fairness determination and produced disclosure in apparent response to Item 1014(a).
    Revise this disclosure to affirmatively state, if true, that the fairness determination is
    being made on behalf of the issuer.

4. The disclosure at page 40 indicates the Board "considered" the analysis, conclusions and
    unanimous recommendation of the special committee. Le Gaga Holdings, Ltd. is
    required to provide the factors it considered in support of its fairness determination. See
    Item 1014(b) of Regulation M-A and related Instruction 2. Le Gaga may rely upon the
    analyses and conclusions produced by another party only to the extent it expressly adopts
    those analyses and conclusions and such analyses and conclusions are disclosed and
    satisfy the disclosure standards enunciated in Instruction 2 to Item 1014 of Regulation M-
    A. See Question and Answer 20 in Exchange Act Release 17719 (April 13, 1981).

5. Clarify whether or not a going concern value was explicitly established and the extent to
    which such value was considered by the issuer in reaching its fairness determination.
    Refer to Item 1014(b) of Regulation M-A and Instruction 2 thereto.

<u>Primary Benefits and Detriments of the Merger, page 58</u>

6. Notwithstanding the quantitative disclosure at page 35, revise to quantify the cost savings
    associated with Le Gaga's future avoidance of the need to comply with the federal
    securities laws. In addition, revise to state, if true, that the affiliates engaged in this
    transaction will become the beneficiaries of Le Gaga's future compliance cost savings.
    Quantify this benefit, and explain how these benefits might accrue on an annual basis as a
    result of the transaction's successful execution. See Item 7 of Schedule 13E-3 and
    Instruction 2 to Item 1013 of Regulation M-A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the issuer, its management, and each
of the filing persons are in possession of all facts relating to the required disclosures, they are
each responsible for the accuracy and adequacy of the disclosures made in the filing.

In responding to our comments, please provide a written statement from the issuer and each
of the other filing persons acknowledging that:

•   the filing person is responsible for the adequacy and accuracy of the disclosure in the
    filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact the undersigned in the Office of Mergers and Acquisitions at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

cc:
Gregory Puff, Esq.
Akiko Mikumo, Esq.
Eugene Lee, Esq.